SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 1022nd BOARD OF DIRECTORS' MEETING

On October 01, 2024, at 2:00 p.m., the undersigned members of the Company’s Board of Directors listed below met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an ordinary basis, according to the main section and paragraph 5 of Article 15 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the City and State of São Paulo, to resolve on the agenda below. The remote participation of Board member Tiago de Almeida Noel was recorded, as well as the attendance of the Sustainability and Corporate Governance Superintendent, Virgínia Tavares Ribeiro.

The Board members unanimously approved the election of Board member, Mr. Alexandre Gonçalves Silva, as the Chair of the Company’s Board of Directors. Mr. Silva will officially assume his duties as Chair of the Board of Directors after concluding his responsibilities as Chair of the Board of Directors of Embraer S.A., which should occur no later than the next Annual Shareholders’ Meeting of the aforementioned Company. In the meantime, the Company’s General Meetings and Board of Directors Meetings will be presided over by Board member Ms. Karla Bertocco Trindade.

Subsequently, according to the recommendation made by the Eligibility and Compensation Committee, approving the appointment of Mr. Daniel Szlak to the position of Chief Financial Officer and Investor Relations Officer of the Company, the Board members unanimously approved the election of Mr. Daniel Szlak, Brazilian, married, holder of identification document number 44353293-x SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 368.988.698-84, domiciled at Rua Costa Carvalho, 300, São Paulo/SP, CEP 05429-000, as the Company’s Chief Financial Officer and Investor Relations Officer for a term of office of 2 (two) years, starting on October 02, 2024.

Then, the Board members unanimously approved the dismissal of the following Statutory Executive Officers: Mr. Caio Marcelo de Medeiros Melo, Ms. Paula Alessandra Bonin Costa Violante, Ms. Catia Cristina Teixeira Pereira, Mr. Bruno Magalhães D’Abadia, and Ms. Sabrina de Menezes Corrêa Furstenau Sabino. Regarding Mr. Roberval Tavares de Souza, the Board members unanimously approved his dismissal from the position of Operations and Maintenance Officer and his simultaneous election to the position of Executive Officer with no specific designation for a new unified term of office of two years, starting today, as provided for in Article 18 of the Company’s Bylaws.

Accordingly, the Board members recorded the consolidated structure of the Company’s Statutory Executive Board, under Article 18 of the Company’s Bylaws, all with a unified term of office of 2 (two) years, as follows:

•	Carlos Augusto Leoni Piani, as CEO.

•       Daniel Szlak, as Chief Financial and Investor Relations Officer.

•       Roberval Tavares de Souza, as Executive Officer with no specific designation.

(...)

Minutes signed by the attending Board of Directors members, namely Karla Bertocco Trindade, Alexandre Gonçalves Silva, Anderson Marcio de Oliveira, Augusto Miranda da Paz Júnior, Claudia Polto da Cunha, Gustavo Rocha Gattass, Mateus Affonso Bandeira, Tiago de Almeida Noel, Tinn Freire Amado.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, October 03, 2024.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 10, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.